

November 29, 2011

Via E-mail
John H. Kispert
President and Chief Executive Officer
Spansion Inc.
915 DeGuigne Drive
P.O. Box 3453
Sunnyvale, California 94088

> **Re: Spansion Inc.**
> **Form 10-K for the fiscal year ended December 26, 2010**
> **Filed February 23, 2011**
> **File No. 001-34747**

Dear Mr. Kispert:

This letter is to confirm that we completed our review of your filing on November 3, 2011. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director